UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Funds Trust
(Name of Subject Company (issuer))
(Name of Filing Person (issuer))

Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary E. Shugrue
President
Ascendant Capital Partners, LLC
1235 Westlakes Dr., Suite 130
Berwyn, PA  19312
(610) 993-9999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

copy to:
Todd Cipperman, Esq.
Cipperman & Company
150 South Warner Rd.
Suite 140
King of Prussia, PA 19406

Calculation of Filing Fee

ACP Advantage Strategic Opportunities Fund, A Series of ACP Funds Trust (“The Trust”)

Transaction Valuation: $ 1,483,658.20 (a)	Amount of Filing Fee: $ 45.55 (b)

ACP Institutional Strategic Opportunities Fund, A Series of ACP Funds Trust (“The Trust”)

Transaction Valuation: $ 1,259,557.70 (a)	Amount of Filing Fee: $ 38.67 (b)

Total Filing Fee: $84.22

(a)           Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for twenty-five percent of each Fund’s outstanding shares of beneficial interest is based on the total net asset value of each Fund’s outstanding shares of beneficial interest as of February 28, 2007.

(b)           Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Funds Trust, a Delaware Statutory Trust (the “Issuer”), to purchase up to twenty-five percent (25%) of the shares of beneficial interest (“Shares”) in the following Funds: ACP Advantage Strategic Opportunities Fund and ACP Institutional Strategic Opportunities Fund, each of which is a series of the Issuer, as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on May 11, 2007, unless extended (the “Expiration Date”).  The Issuer is offering to purchase Shares, without interest, net to the participating shareholders (“Shareholders”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated April 11, 2007 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.   FINANCIAL STATEMENTS.  Audited financial statements are included in the Issuer’s annual report dated December 31, 2006, which was filed on EDGAR on Form N-CSR on March 20, 2007, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2007	ACP Funds Trust

	By:	/s/ Gary E. Shugrue

Name: Gary E. Shugrue
President

I.	SUMMARY TERM SHEET
II.	REPURCHASE OFFER TERMS
	1.	Company Information
	2.	Identity and Background of Filing Person
	3.	The Repurchase Offer
	4.	Expiration Date
	5.	Net Asset Value Determination Date
	6.	Net Asset Value
	7.	Payment for Repurchased Shares
	8.	Increase in Amount of Shares Repurchased; Pro Rata Repurchases
	9.	Withdrawal Rights
	10.	Extension, Suspension or Postponement of Repurchase Offer
	11.	Agreements Involving the Funds’ Securities
	12.	Certain Information about the Funds
	13.	Tax Consequences
	14.	Repurchase Fees
	15.	Proper Form of Repurchase Request Documents
		a.	Proper Presentation of Shares for Redemption
		b.	Signature Guarantees and Method of Delivery
		c.	Determination of Validity
	16.	Recommendations
	17.	Source and Amount of Funds; Effect of the Repurchase Offer
	18.	Certain Legal Matters
	19.	Shares of Directors and Officers; Transactions and Arrangements Concerning Shares
	20.	Additional Information
	21.	Financial Statements

Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from Funds to Shareholders in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

ACP Funds Trust

SUMMARY TERM SHEET

ACP Funds Trust Offer to Purchase for Cash
Up to 25% of the Shares of each of the following Funds: ACP Advantage Strategic Opportunities Fund and ACP Institutional Series Fund at Net Asset Value

Summary Term Sheet

ACP Funds Trust (the “Trust”) is offering to repurchase up to twenty-five percent (25%) of the Shares of each of the Trust’s Series: ACP Advantage Strategic Opportunities Fund and ACP Institutional Strategic Opportunities Fund (each a “Fund”; together, the “Funds”) pursuant to tenders by shareholders in the Funds’ shares (“Shares”) issued and outstanding as of May 11, 2007 (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares of a Fund as of the close of the regular trading session of the New York Stock Exchange on June 30, 2007 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Purchase dated April 11, 2007 and the Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Repurchase Offer”). Shareholders are subject to a minimum one-year “lock-up” period during which time a Shareholder is not able to participate in any repurchase offer.  Consequently, Shareholders will not be able to participate in the Repurchase Offer if their shares of beneficial interest (“Shares”) are subject to the “lock-up” time period.

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Purchase dated April 11, 2007 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on May 11, 2007, unless extended (the “Expiration Date”).

All tenders of Shares for repurchase must be received in proper form by the Fund’s transfer agent, Citigroup Fund Services (the “Transfer Agent”) by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Shares at net asset value in exchange for cash.

The main components of the Repurchase Offer include:

a)  the repurchase of Shares at net asset value of such Shares as determined on the Net Asset Value Determination Date; and

b)  payment of the Repurchase Price for every Share tendered and accepted, in cash, without interest in exchange for the repurchase by the Fund of your Shares.

A Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than 25% of the Fund’s Shares or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

Please see Section 3 of the Repurchase Offer Terms for more information.

Is this Repurchase Offer the only way I can sell my Shares?

No.  You will be able to sell your Shares in future repurchase offers, as described in your Fund’s Confidential Private Placement Memorandum, the Statements of Additional Information, and the Declaration of Trust dated as of April 1, 2003 (the “Declaration of Trust”).

What action must I take if I decide not to submit my Shares for repurchase in the Repurchase Offer?

None.

What is the purchase price for Shares in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of a Shareholder’s Shares properly tendered and accepted by a Fund as of the Net Asset Value Determination Date.  A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted in cash.

The initial calculation of a Fund’s net asset value on the Net Asset Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Declaration of Trust.  A Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by a Fund.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of a Shareholder’s Shares on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Section 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Shares for redemption if I want to participate in the Repurchase Offer?

You should review the Offer to Purchase before making your decision to submit Shares for redemption. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Transfer Agent, in proper form, by the Expiration Date.

Participating Shareholders should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  A Fund is under no obligation to notify Shareholders of any errors or incomplete information in their submission.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why are Funds making the Repurchase Offer?

The Funds are making the Repurchase Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange.  Shareholders can offer all or a portion of their Shares for repurchase only during a Fund’s repurchase offers.

Please see Section 15 of the Repurchase Offer Terms for more information.

Does management encourage Shareholders to participate in the Repurchase Offer, and will management participate in the Repurchase Offer?

None of the Funds, its Board of Trustees, its officers, the Transfer Agent or Ascendant Capital Partners, LP, the Fund’s investment manager (the “Investment Manager”) is making any recommendation to participate or not participate in the Repurchase Offer.  The Funds have been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer.   Each of the Funds invests substantially all its assets in ACP Strategic Opportunities Fund II, LLC (the “Master Fund”), which is conducting a contemporaneous offer to purchase up to twenty-five percent (25%) of its issued and outstanding beneficial interests at net asset value.  The Investment Manager also serves as investment manager for the Master Fund.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Funds intend to make future repurchase offers so there would be additional opportunities besides this Repurchase Offer.

The Funds do not charge a special handling or processing fee for repurchases.  However, any applicable repurchase fee or transaction fee charged by a broker, commercial bank, trust company, retirement plan trustee or other nominee that holds your Shares (collectively, “Financial Intermediaries”), could reduce the overall proceeds you receive for participation in the Repurchase Offer.  You should also consider the tax consequences of participation in the Repurchase Offer, as the receipt of the redemption proceeds generally is a taxable transaction.  You are encouraged to consult with your tax advisor regarding the tax implications of participating in the Repurchase Offer.  Please refer to Section 13 of the Repurchase Offer Terms for more information.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Shares may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by a Fund to the Shareholder unless and until such Shares are repurchased.  You should also note that although the Repurchase Offer expires on May 11, 2007, you remain a Shareholder in your Fund with respect to your tendered Shares that are accepted for purchase through June 30, 2007, when the net asset value of your Shares is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Shares that I own?

The purchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in a Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. If a Fund’s aggregate assets are reduced, Shareholders that do not tender Shares will bear higher costs to the extent that certain expenses borne by a Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. In order to pay for Shares and portions of Shares purchased pursuant to this Repurchase Offer, a Fund may liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to a Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

May I withdraw my Shares after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern Time on May 11, 2007.  A notice of withdrawal of Shares submitted in the Repurchase Offer must be timely received by the Transfer Agent and the notice must specify the name of the Shareholder who submitted the Shares in the Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner, if different from the person who submitted the Shares in the Repurchase Offer. Withdrawn Shares can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder’s tender of Shares.

May I place conditions on my participation in the Repurchase Offer?

No.

Is there a limit on the number of Shares I submit in the Repurchase Offer?

No.  However, a Shareholder who tenders less than 90% of his or her Shares for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below $25,000, a Fund reserves the right to reduce the amount to be purchased from the Shareholder so that the required minimum balance is maintained.  Shareholders who tender 90% or more of their Shares will be deemed to have liquidated their investment.  Please refer to Section 3 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

In general, a Shareholder who tenders all Shares held, or Shares considered to be held under certain attribution rules of the U.S. Internal Revenue Code, will be treated as having sold its Shares and generally will realize a capital gain or loss.  If a Shareholder tenders fewer than all of its Shares, the Shareholder may be treated as having received a taxable dividend upon the tender of its Shares.  Please refer to Section 13 of the Repurchase Offer Terms for more information.  Shareholders should also consult their tax advisor to discuss their individual circumstances.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on May 11, 2007, unless extended.  A Fund may extend the period of time the Repurchase Offer is open.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five business days after the previously scheduled Expiration Date.

Is a Fund required to complete the Repurchase Offer and redeem all Shares validly submitted in the Repurchase Offer up to the maximum of the amount of the Repurchase Offer?

Under most circumstances, yes.  There are certain circumstances, however, in which a Fund will not be required to redeem any Shares properly submitted for repurchase, as described in Section 10 of the Repurchase Offer Terms.

Is there any reason Shares submitted in the Repurchase Offer would not be accepted?

Shareholders are subject to a minimum one-year “lock-up” period during which time the Shareholder is not able to participate in any repurchase offer by a Fund.  Consequently, Shareholders will not be able to participate in the Repurchase Offer if their Shares are subject to the “lock-up” time period.  A Fund will reject all requests to tender Shares that are subject to the lock-up time period.

In addition to those circumstances described in Section 10 of the Repurchase Offer Terms in which a Fund is not required to accept Shares submitted for repurchase, a Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form.  The Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

A Fund will repurchase tendered Shares on a pro rata basis in the event that Shareholders tender more than 25% of the Fund’s Shares or the Fund cannot efficiently liquidate underlying positions in order to repurchase Shares for cash.

How will Shares submitted in the Repurchase Offer be accepted for repurchase?

A Fund will accept for repurchase Shares properly submitted in the Repurchase Offer.  These submitted Shares will thereafter be cancelled by the Transfer Agent.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Ascendant Capital Partners, LP at (610) 993-9999 x1000.  Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should also be directed to the Transfer Agent.

The Letter of Transmittal should be sent to the Transfer Agent at the following address:

Citigroup Fund Services
Attn: Dan Engelhardt
2 Portland Square
Portland, ME 04101
(207) 822-6222

ACP Funds Trust

REPURCHASE OFFER TERMS

April 11, 2007

1.	Company Information

A.           ACP Funds Trust (the “Funds”) is located at 1235 Westlakes Drive, Suite 130, Berwyn, PA 19312.  Telephone 610-993-9999.

B.           As of December 31, 2007 there were 394,834 units of the ACP Institutional Series Fund outstanding and 469,086 units of the ACP Advantage Series Fund outstanding and the net asset value of all such issued and outstanding Shares (as such term is defined below) in the Funds were $4,975,640 and  $5,870,703 respectively. Shareholders can obtain the current net asset value of their shares during the period of the repurchase Offer by calling (610-993-9999 x1000 between the hours of 8:30 and 5:00 EST, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no principal market for the Shares. The high and low net asset value for an interest for each quarter during the past two years is as follows:

ACP Advantage Strategic Opportunities Fund:
	High	Low
Fourth Quarter 2006	12.562	12.379
Third Quarter 2006	12.273	12.172
Second Quarter 2006	12.380	12.251
First Quarter 2006	12.198	11.986
Fourth Quarter 2005	11.771	11.583
Third Quarter 2005	11.7211	11.5839
Second Quarter 2005	11.3013	10.9927
First Quarter 2005	11.2752	11.1460

ACP Institutional Strategic Opportunities Fund:
	High	Low
Fourth Quarter 2006	12.681	12.488
Third Quarter 2006	12.370	12.249
Second Quarter 2006	12.427	12.318
First Quarter 2006	12.234	12.003
Fourth Quarter 2005	11.804	11.538
Third Quarter 2005	11.6645	11.5105
Second Quarter 2005	11.2228	10.9009
First Quarter 2005	11.1603	11.0252

2.           Identity and Background of Filing Person.  The Fund is the filing person.  The Fund is located at 1235 Westlakes Drive, Suite 130, Berwyn, PA 19312. Telephone (610)993-9999.

3.           The Repurchase Offer. ACP Funds Trust (the “Trust”) is offering to repurchase up to twenty-five percent (25%) of the Shares of each of the Trust’s Series: ACP Advantage Strategic Opportunities Fund and ACP Institutional Strategic Opportunities Fund (each a “Fund”; together, the “Funds” ) pursuant to tenders by shareholders (each, a “Shareholder”; together, the “Shareholders”) of each Fund’s shares (“Shares”) issued and outstanding as of the May 11, 2007 (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on June 30, 2007 (the “Net Asset Value Determination Date”).  A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2007 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).  Shareholders are subject to a minimum one-year “lock-up” period during which time the Shareholder is not able to participate in any repurchase offer by A Fund.  Consequently, Shareholders will not be able to participate in the Repurchase Offer if their Shares of beneficial interest in the Funds (“Shares”) are subject to the “lock-up” time period.

A Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment.  Participating Shareholders will not be obligated to pay any fees in connection with their request to redeem Shares.  However, a participating Shareholder may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Shares held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

As of February 28, 2007, ACP Advantage Strategic Opportunities Fund had 469,055.66 Shares outstanding with an aggregate net asset value of $5,934,633; and ACP Institutional Strategic Opportunities Fund had 394,845.68 Shares outstanding with an aggregate net asset value of $5,038,231.  Shareholders can obtain the current net asset value of their Shares during the period of the Repurchase Offer by calling (610) 993-9999 x1000, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

The Funds will mail materials for the Repurchase Offer on or about April 11, 2007 to Shareholders who are record holders as of June 30, 2006.

4.           Expiration Date.  All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Funds’ transfer agent, Citigroup Fund Services (the “Transfer Agent”), on or before 12:00 midnight Eastern Time on the Expiration Date.  Requests to tender Shares submitted to the Transfer Agent must be sent to the addresses specified in the Letter of Transmittal.

5.           Net Asset Value Determination Date.  The value of the Shares tendered in this Repurchase Offer will likely change between May 11, 2007 (the “Expiration Date”) and June 30, 2007 (the “Net Asset Value Determination Date”), when the value of the Shares tendered to a Fund will be determined to calculate the Repurchase Price.  The Repurchase Price will be the net asset value of the Shares as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the “Repurchase Price”).

The initial publication of a Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in a Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information, and the Declaration of Trust.  The Fund will adjust the number of Shares repurchased from any particular Shareholder in the event that a more accurate valuation becomes available prior to the end of the month in which the Shares are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder’s tender of Shares.

Shareholders are encouraged to obtain current quotations of the Fund’s net asset value prior to making a decision regarding this offer.

6.           Net Asset Value.  Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of a Shareholder’s Share can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  A Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.           Payment for Repurchased Shares.  Generally, a Shareholder will receive an initial payment (“Initial Payment”) in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Share. A Shareholder that tenders a partial Share, which is 90% or more of the Shareholder’s Shares, and such tender is accepted by a Fund, will be deemed to have liquidated such Shareholder’s investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) 30 days after the Net Asset Value Determination Date, or (b) if a Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) in order to fund the repurchase of Shares, within 10 business days after a Fund has received at least 95% of the aggregate amount withdrawn by such Fund from the Master Fund..

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of a Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of a Fund’s financial statements will be completed within 60 days after the end of the fiscal year of a Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Shareholders whose Shares will be liquidated because they tendered 90% or more of their Shares will receive a Contingent Payment.

A Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by a Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by that Fund representing that Fund’s obligation to pay for repurchased Shares.

Although a Fund will attempt to make payment for Shares promptly, as described below, that Fund may be delayed in making payment as a result of circumstances beyond that Fund’s control.  A Fund will not pay interest on the repurchase proceeds, regardless of any delay in that Fund’s making payment for Shares.

A Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when that Fund gives oral or written notice to the Transfer Agent of that Fund’s acceptance for payment of such Shares pursuant to the Repurchase Offer.

A Fund will repurchase tendered Shares with cash.

8.           Increase in Amount of Shares Repurchased; Pro Rata Repurchases   If Shareholders tender for repurchase more than 25% of outstanding Shares of a Fund during the offering period, such Fund may (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date.  The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so.  In either case, if the outstanding Shares tendered for repurchase exceeds 25% of outstanding Shares, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  Additionally, a Fund will repurchase tendered Interests on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to repurchase tendered Interests for cash.  There can be no assurance that a Fund will be able to repurchase all the Shares tendered, even if a Shareholder’s entire position in Shares was tendered.  In the event of an oversubscribed Repurchase Offer, Shareholders may be unable to liquidate all of their Shares at the Repurchase Price.  Shareholders may have to wait until a subsequent repurchase offer to tender the Shares that a Fund was unable to repurchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for repurchase less than 90% of the Shareholder’s investment in Shares will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  A Fund maintains the right to reduce the amount of Shares tendered for repurchase so that the required minimum balance is maintained.  A Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder’s balance to less than $25,000.  Shareholders who tender 90% or more of their Shares will be deemed to have liquidated their investment.  Please refer to Section 5 above, for more information.

A Fund may reject all or part of a tender if, among other reasons, a Fund’s Investment Manager determines that it would be in the best interest of a Fund to do so.

9.           Withdrawal Rights.  Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Transfer Agent at its address specified in the Letter of Transmittal, before the Expiration Date.  Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution.  (See Instruction 1 of the Letter of Transmittal.)

Shares may be submitted again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Shares for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit a Shareholder to rescind such Shareholder’s tender of Shares.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Trust’s Board of Trustees (the “Board of Trustees”) expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Transfer Agent.  Shareholders will be notified of any such extension in writing at the Shareholder’s address of record, no later than five business days after the previously scheduled Expiration Date.  If the Board of Trustees makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, a Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Securities Exchange Act of 1934, as amended.  During any extension, all Shares previously submitted for redemption and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Shareholder’s right to withdraw such Shareholder’s Shares.  The Board of Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares if:

(a) a Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with that Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Trustees, any
(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting a Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to a Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where a Fund has a material investment,
(v)	commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to a Fund,
(vi)	material decrease in the net asset value of a Fund from the net asset value of a Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on a Fund or its Shareholders if Shares tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Trustees determines that it is not in the best interest of a Fund to purchase Shares pursuant to the Repurchase Offer.

However, there can be no assurance that a Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Funds’ Securities.  Every Shareholder, prior to investing in the Funds, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Funds.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Shareholder is required to comply with the terms and conditions of the subscription documents.  There are no other agreements, arrangement, or understandings between the Funds and any other person with respect to the securities of the Funds.

12.           Certain Information about the Trust and the Funds. The Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. Each Fund is a series of the Trust.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.  Each of the Funds invests substantially all its assets in the Master Fund, which is conducting a contemporaneous offer to purchase up to 25% of its issued and outstanding beneficial interests at net asset value (the “Master Fund Repurchase Offer”).  The Investment Manager also serves as investment manager for the Master Fund.

During the previous year, the Funds terminated its relationship with PFPC Inc. (“PFPC”) in favor of Citigroup Fund Services, LLC (“Citigroup”).  Recently, the Investment Manager assumed responsibility for fund accounting, although Citigroup will continue tp provide custody and transfer agency services.  These changes were designed to reduce total fund expenses.  Commencing February 1, 2007, the Investment Manager (together with some outside accounting assistance) has assumed the work of aggregating underlying values, determining the funds’ net asset values, and performing other incidential administration services.  Citigroup Trust will continue to act as the custodian of the Funds’ assets.  Deloitte & Touche, the independent auditor, will continue to audit the funds.

The Investment Manager has, since inception, operated under an expense reimbursement agreement whereby it has agreed to reimburse fees to 15 basis points (.15%).  The Investment Manager has informed the Board of Directors that it will not renew its expense reimbursement agreement when it expires on May 1, 2007.  The immediate result may be an increase of up to 50 basis points (.50%) in total costs.

In mid-2006, the Investment Manager discussed a venture with an affiliate of a UK-based merchant bank.   The Board of Directors approved the transaction, which would have resulted in a change of control.  Ultimately, the transaction did not occur for a variety of financial reasons.  The Investment Manager continues to explore strategic alternatives that would benefit investors.

During the past year, several employees of the Investment Manager left the firm.  The firm is comprised of 2 individuals: Gary Shugrue and Stephanie Davis.  The personnel changes were the result of a scaling back of operations to reduce costs.

At the regularly scheduled Board of Directors meeting on March 16, 2007, John Van Roden resigned as a director.  The Funds expect to appoint 2 new independent directors as well as Gary Shugrue as an interested director.  Any such appointments will be subject to a shareholder vote in accordance with the Investment Company Act.

Except as described herein,  none of the Fund, the Investment Manager or the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Fund’s Board, or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board or to fill any existing vacancy on the Board; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Funds by any person, (h) the Funds becoming eligible for termination of registration under Section 12(g)(4) of 1940 Act; or (i) the suspension of the Funds’ obligations to file reports under Section 15(d) of the 1940 Act.  The Funds are not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

13.           Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by a Fund from Shareholders pursuant to the Repurchase Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Shares by a Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Shares are purchased by the Funds will be treated as receiving a distribution from the Funds.  Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Shares. An Investor’s basis in such Investor’s remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase.  An Investor’s basis in such Investor’s Shares will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date.  Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Shares is taxable as capital gain or ordinary income, depending on the circumstances.  An Investor whose entire investment is purchased by the Funds may recognize a loss, but only to the extent that the amount of money received from the Funds is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Shares. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Funds assets might be decreased by the amount of taxable loss recognized by the Investors whose entire shares are purchased by the Funds.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain shares in the Funds.

14.           Repurchase Fees. No fee or commission is payable by you to a Fund in order to participate in the Repurchase Offer.  However, if your Shares are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Transfer Agent.

15.	Proper Form of Repurchase Request Documents.

A.	Proper Presentation of Shares for Redemption

For a Shareholder to properly submit Shares pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Transfer Agent by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Funds.

The acceptance by a Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and that Fund subject to the conditions and terms of the Repurchase Offer.

B.	Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND
•	There is no change of registration for the Shares that the Shareholder will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for redemption must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of a Fund.

C.	Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by each Fund, in its sole discretion, and that determination will be final and binding.  A Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful.  A Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s).  A Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as a Fund shall determine.  Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

Neither any Fund, the Transfer Agent, the Investment Manager nor any other person is obligated to give notice of any defects or irregularities in repurchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been unanimously approved by the Board of Trustees.  However, neither the Funds, the Investment Manager, nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer.  Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for redemption.  The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Funds are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Shareholder’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of a Fund as to whether Shareholders should tender Shares pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by a Fund.

There are o other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this repurchase offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Funds have been advised that Gary E, Shugrue, intends to participate in the Repurchase offer for the ACP Master Fund.  Mr. Shugrue intends to tender approximately 7,600 shares from the Master Fund.

17.           Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for redemption and the Repurchase Price will be determined on the Net Asset Determination Date.  The total cost to a Fund of repurchasing 25% of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately based on the net asset value of all Shares in that Fund as of February 28, 2007.  However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares issued and outstanding on February 28, 2007.  Repurchased Shares will be retired, resulting in a reduction in a Fund’s aggregate net asset value.  However, a Fund may issue new Shares upon additional subscriptions from current Shareholders or new subscriptions by new Shareholders.

The Funds have the resources necessary to make payment for Shares submitted for repurchase in the Repurchase Offer since the Funds will liquidate interests held in the Master Fund pursuant to the Master Fund Repurchase Offer to meet redemption requests.  A Fund does not currently intend to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, a Fund reserves the right to do so, in its sole discretion, as disclosed in that Fund’s Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust.  Each Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in a Fund of non-participating Shareholders and reducing the net assets of a Fund.  The reduced net assets of a Fund as a result of the Repurchase Offer will result in a higher expense ratio for that Fund, subject to the Fund’s expense limitation, as described in the Confidential Private Placement Memorandum, the Statement of Additional Information and the Declaration of Trust.  In addition, the net asset value of the Shares may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by a Fund accompanying the liquidation of portfolio securities for cash.

18.           Certain Legal Matters.  In November 2006, PFPC made demands on the Funds for certain amounts outstanding and threatened litigation if such amounts were not paid.  The Investment Manager indicated that in the event the Funds paid PFPC, the Investment Manager may not have had sufficient resources to honor its expense reimbursement agreement, which may have resulted in violations of the 1940 Act.  After consultation with legal counsel, the Securities and Exchange Commission, and the Fund’s auditors, on February 6, 2007, Gary Shugrue, President of the Investment Manager, used his own personal resources to allow the Investment Manager, in compliance with its expense reimbursement agreement, to reimburse the Funds as follows: $58,833 to the ACP Institutional Series Strategic Opportunities Fund, $33,164 to the ACP Advantage Series Strategic Opportunities Fund, and $178,003 to ACP Strategic Opportunities Fund II LLC.  PFPC has indicated that it has no further claims against the Funds. The SEC has notified the Investment Manager that it will commence a limited scope examination with respect to the PFPC payable and the expense reimbursement agreement.  Any adjustment to the Funds’ financial statements could affect the Funds’ met asset value per share.

The Funds are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Purchase Offer.

The Funds’ obligations under the Repurchase Offer to accept payment and pay for Interests are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Interests in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Investors residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Funds are not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Shares.

19.           Shares of Directors and Officers; Transactions and Arrangements Concerning Shares.  As of February 28, 2007, no Trustee, executive officer, or control person of the Funds held any Shares. During the 60 days prior to the Repurchase Offer, neither the Funds nor, to the best of the Funds’ knowledge, any of the Fund’s Directors, officers, affiliates or associates effected any transaction in Shares.   Certain trustees, executive officers and control persons own interests in the Master Fund.

Neither the Funds nor, to the best of the Funds’ knowledge, any of the Funds’ Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Funds.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.  The Funds have been advised that no member of the Board of Trustees, any officers, or the Investment Manager intends to participate in the Repurchase Offer. Gary E. Shugrue intends to tender approximately 7,600 shares of the Master Fund.

20.           Additional Information.  In 2006, a third party lender to the Investment Manager filed a claim against the Investment Manager and related entities including Gary E. Shugrue, alleging non-payment with respect to a $200,000 loan.  In December 2006, the parties entered into a Settlement Agreement, which should not have a material adverse affect on the Funds or the Investment Manager.

21.	Financial Statements. [Incorporated by Reference]

Dated: April 10, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares held by Shareholders

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by Shareholders

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries